Exhibit 99.2

Finding Gold Nuggets in the U.S.-listed Chinese Companies:

Fuling Global Inc. Plans to Expand the Chinese Market and Integrate Automation Process in the U.S. and China

With an all-time high of U.S.-listed Chinese companies having received privatization offers in recent months, prompting a growing number of domestic investors start to pay attention to those U.S.-listed companies, Hithink RoyalFlush Information Network (“RoyalFlush”) launched “Into U.S.-listed Chinese Companies” series in 2016. The Series aim to provide domestic investors with the latest development at some of these companies through interview with company executives.

Exclusive interview with Xinfu Hu, Chief Executive Officer of Fuling Global Inc.

RoyalFlush Reporter: What is causing the year-over-year decrease in the average selling price (“ASP”) of your products in 2015? How did the Company manage to grow both revenues and net income to the highest levels in the Company’s history despite the decline in ASP?

Xinfu Hu: The main material we used for our production is plastic resin, which is significantly impacted by the crude oil prices. With the dramatic drop in crude oil prices in 2015, plastic resin prices also declined significantly, benefitting us from lower material costs and prompting us to lower the ASP of our products accordingly. In 2015, our total shipment increased by 7,563 tons, or 30%, to 32,776 tons, while revenues increased by $8.1 million, or 10%, to $91.3 million. The increase in sales volume, revenues and net income in 2015 were the combined result of decrease in ASP and increase in per labor productivity through process automation and system upgrade.

RoyalFlush Reporter: We noticed that the Company plans to increase production capacity of containers after the IPO. Can you provide some color on this?

Xinfu Hu: Our container business mainly includes plastic cups and plates which contributed $20.9 million in revenues (8% decrease year-over-year) in 2015. Gross margin for cups and plates was 41% in 2015, the highest among all our product categories. This year we plan to launch the production of high-end paper cups with production equipment having been installed. Pending general market condition and the market acceptance to our new products, we are hopeful to double our container business this year.

RoyalFlush Reporter: Among planned projects this year, there are projects of disposable paper-like cups and high quality printing paper. Are these high-end paper cups? What’s special about these high-end cups? Other projects include the CPET and PET foaming technologies. What are they used for? When do you expect to launch commercial production of these new projects?

Xinfu Hu: Yes, it is this paper cup project. These high-end cups are made of high-quality printing paper with higher requirement for pulp and other aspects. We expect to launch production of these new products this year, mainly for exporting to the U.S. as well as Europe.

CPET and PET materials are mainly used for recyclable heat-resistant plastic cups and plates and target customers are airlines. Currently most dining containers used by airlines are made by aluminum sheets. According to some of current research, aluminum sheets may be harmful to human beings. Basing on relevant information, they may be banned for airlines use by 2018 [in _____][1].

RoyalFlush Reporter: You have been saying that R&D is an inseparable part of the company’s core competence and is also a key of Fuling’s success. Can you elaborate on this? How much does the Company spend on R&D? What are the main focus areas of R&D?

Xinfu Hu: As a traditional manufacturing company, Fuling Global relies on stringent cost control and product innovation to stay competitive. On the cost side, we rely on production automation and equipment upgrades to improve per labor productivity. We have established a professional team to focus on developing automation process system. On the product side, we rely on technological innovation and new material/product development to make more environmentally friendly and lighter products.

Our R&D expenses account for approximately 3% of revenues, or approximately 5% of COGS on average every year. They are mainly for material/product development, production automation and equipment upgrades.

RoyalFlush Reporter: With exports accounting for over 90% of revenues and domestic sales being limited to KFC (China), does the Company plan to expand in the domestic market? How does the Company balance the relationship among all markets?

Xinfu Hu: Historically we have focused on cutlery products targeting the North America market. Now with broader product categories, particularly container products, we see great opportunities in the domestic market as well. We will focus on both of U.S. market and Chinese market.

This year we plan to mainly develop the North American market, and also expand Chinese business to achieve development of Chinese market. We hope to achieve this effect by cooperating with some fast food restaurant chains and big supermarkets and utilizing on-line stores.

RoyalFlush Reporter: The Company’s main business is in the U.S., and it has a factory in the U.S. Why does the Company consider buying land to build a factory in Wenling? What are the advantages of this factory comparing with building a factory in the U.S.?

Xinfu Hu: It’s all about production arrangement. The products produced in the U.S. must meet two requirements: one is stable order streams, and the other is unitary type. Building a factory in the U.S. requires highly automated production lines to partially offset U.S. production cost.

The new factory in Wenling will be mainly for knives and forks with production less automated than straws. The Company decides production locations mainly basing on the products. Our factories in the U.S. and China are complementary for each other and are beneficial for the Company’s competency. The new factory will allow us to fulfill our growth target with expanded production capacity while significantly improve our production efficiency and product quality.

[1] The original Chinese version does not specify where the dining containers made by aluminum sheets used by airlines will be banned by 2018.

RoyalFlush Reporter: What is the progress of the new factory in Wenling? When do you expect it to commence production?

Xinfu Hu: We have acquired the approximately 200 mu land parcel for the new factory. The new factory in Wenling will eventually allow us to triple our production capacity. We plan to build it in two phases. Phase I is expected to complete construction of 5,000 square meters of manufacturing facility by the end of this year and start commercial production in February 2017. Phase II is expected to finish by February 2019. After Phase I is finished, it will produce products steadily. We are hopeful that it will provide enough production capacity for us to grow with a growth rate of approximately 20% in the next 5 years.

RoyalFulsh Reporter: The new factory will be more automated. Does it mean it will focus on automation production? What degree of automation it can achieve? What are the main product categories to be manufactured at the new factory?

Xinfu Hu: Currently our automation level is one machine with one worker. Our target to be more automated is several machines with one worker. The upgraded machines will allow us to counter some of the effects of increase in average labor cost in China. The new factory will be focused on knives, forks, containers, straws, as well as high-end paper cups. Currently we have the paper cup manufacturing machines available.

RoyalFlush Reporter: The Allentown factory has been producing since last June. How did it do in 2015? What is the current capacity utilization? Do you expect it to become profitable soon?

Xinfu Hu: The Allentown factory is planned to have 12 straw production line. Currently we have 10 lines operational and 2 more lines to be installed in Mid-April this year. The Allentown factory had a net loss of approximate $1.0 million in 2015. We expect it to become profitable this year.

RoyalFlush Reporter: What do you see as Fuling Global’s competitive advantages in the European and U.S. markets?

Xinfu Hu: We have been focusing on the mainstream market with higher starting points. Entry at higher starting points helps a lot to develop the market. This separates us from many other Chinese manufacturers abroad. Currently we can say Fuling is at the forefront of the U.S. market, and it is hard to find a similar company like us. Our customer base, which includes some of the best-known fast food chains, such as Subway, Burger King, Wendy’s and leading supermarket chains, such as Wal-Mart, also belies our competitive strength. Besides these big company clients, we also developed wholesaling market and established subsidiaries which focus on serving wholesalers. Currently, we have about 10 end clients in major cities of U.S. cities, especially in the east coast. These wholesaler clients could provide $30 million to $40 million revenues.

In addition, we have our own factory in the U.S. which establishes new business model. Our Allentown factory also positions us well to take full advantage of the benefit that both the U.S. and Chinese markets provide.